Exhibit 99.1

Earlyworks Co., Ltd. Reports Financial and Operational Performance for the Six Months Ended October 31, 2024

TOKYO, March 3, 2025. Earlyworks Co., Ltd. (NASDAQ: ELWS) (the “Company”), a Japanese provider of blockchain technology solutions, today announced its financial results for the six months ended October 31, 2024.

For the six months ended October 31, 2024, the Company’s revenue increased by approximately JPY 170,039 thousand, gross profit increased by approximately JPY 81,193 thousand and net loss decreased by approximately JPY 74,789 thousand, as compared to the same period in 2023.

Management Commentary

In July 2023, the Company was successfully listed on Nasdaq. After years of research and development aimed at improving the applicability for blockchain technology, we completed the development of our proprietary blockchain platform, the “Grid Ledger System (GLS),” in December 2023. The GLS has been acknowledged for its high processing speed by multiple corporate clients.

With our listing and the development of GLS as key milestones, we have gained the opportunity to provide services, including system planning, development, consultation, and maintenance, to clients in a variety of industries, such as telecommunications, transportation infrastructure, food and beverage, real estate, entertainment, and IT services. Centered on GLS, we believe our solutions have the potential to go beyond the traditional contract-based development models, and can serve as the foundation for a business model that closely supports corporate clients and their operations. Currently, we are preparing for a full-scale expansion in this area.

Additionally, to accelerate the growth of Web3-related businesses in Japan, we are actively promoting business alliances and collaborations in new ventures to expand the adoption of GLS. Through these initiatives, we aim to enhance GLS’s reliability and market competitiveness, and deliver greater value to a broader range of customers.

Following our listing, we have also focused on strengthening our organizational structure. In November 2024, we appointed a Chief Operating Officer (COO), responsible for driving our business operations. This appointment improves our ability in sales activities and the creation of new business opportunities leveraging GLS to further expand our business. Simultaneously, we established a Chief Design Officer (CDO) role to enhance our creative and design capabilities. The CDO oversees unified UX and UI design, aiming to elevate the user experience of GLS and other technologies.

Moving forward, we believe the collaboration between the COO and CDO will enable us to execute business strategies and deliver customer value in tandem. Our efforts will extend beyond conventional business models to develop innovative business frameworks powered by GLS. Our ultimate goal is not only to provide cutting-edge technology but also to contribute to the overall development of the Web3 industry and the realization of a sustainable society in collaboration with our corporate clients.

As we strive to drive technological innovation centered on GLS, we aim to strengthen our presence in the Web3 industry and advance as a trusted partner committed to enhancing the value of our corporate clients.

EARLYWORKS CO., LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS

	For the six months ended October 31, 2023	For the six months ended October 31, 2024	For the six months ended October 31, 2024
	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	4,812,000	217,699,635	1,428,944
Consulting and solution services	1,267,620	7,284,000	47,811
Sale of NFTs	48,864,935	-	-
TOTAL OPERATING REVENUES	54,944,555	224,983,635	1,476,755
COST OF REVENUES	(3,336,792)	(92,182,568)	(605,071)
GROSS PROFIT	51,607,763	132,801,067	871,684
OPERATING EXPENSES:
Selling and marketing expenses	(27,077,415)	(37,830,288)	(248,312)
General and administrative expenses	(200,231,599)	(176,938,483)	(1,161,395)
Share-based compensation expenses	(1,616,463)	-	-
Research and development expenses	(44,821,606)	(21,583,147)	(141,668)
TOTAL OPERATING EXPENSES	(273,747,083)	(236,351,918)	(1,551,375)
LOSS FROM OPERATIONS	(222,139,320)	(103,550,851)	(679,691)
Gain (loss) on digital assets, net	(167,879)	81,900	538
Interest expenses, net	(1,789,278)	(1,184,561)	(7,775)
Foreign exchange gain (loss), net	38,823,264	(6,768,200)	(44,425)
Government grants	-	1,255,000	8,238
Other income, net	129,617	1,100	7
LOSS BEFORE INCOME TAXES	(185,143,596)	(110,165,612)	(723,108)
Provision for income taxes
Current	-	-	-
Deferred	188,496	-	-
Total provision for income taxes	188,496	-	-
NET LOSS	(184,955,100)	(110,165,612)	(723,108)

LOSS PER SHARE
Basic	(12.77)	(7.31)	(0.05)
Diluted	(12.77)	(7.31)	(0.05)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING*
Basic	14,478,530	15,076,900	15,076,900
Diluted	14,478,530	15,076,900	15,076,900

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

EARLYWORKS CO., LTD.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

	As of April 30, 2024	As of October 31, 2024	As of October 31, 2024
	JPY	JPY	USD
		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	337,911,102	212,493,024	1,394,769
Time deposit	100,000,000	-	-
Digital assets	44,662	116,854	767
Accounts receivable, net	40,711,929	28,309,600	185,819
Contract assets	40,359,303	37,233,604	244,395
Prepayments	8,227,532	58,066,704	381,140
Short-term deposits	3,096,509	3,096,509	20,325
Income tax receivable	325	-	-
Other current assets, net	39,600	3	-
TOTAL CURRENT ASSETS	530,390,962	339,316,298	2,227,215
Property and equipment, net	1,319,884	1,085,713	7,126
Operating lease right-of-use assets	11,711,000	7,607,963	49,937
Long-term deposits	657,740	657,740	4,317
Restricted cash	31,486,253	31,486,253	206,671
TOTAL ASSETS	575,565,839	380,153,967	2,495,266

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES:
Bank loans – current portion, net	119,189,500	15,807,000	103,755
Other payables and accrued liabilities	65,573,842	73,011,094	479,230
Operating lease liabilities, current	8,239,009	6,911,713	45,367
Contract liabilities	-	2,404,025	15,780
Deferred income	-	20,000,000	131,277
TOTAL CURRENT LIABILITIES	193,002,351	118,133,832	775,409
Bank loans – non-current, net	49,063,000	41,461,000	272,143
Operating lease liabilities, non-current	2,775,741	-	-
TOTAL LIABILITIES	244,841,092	159,594,832	1,047,552

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY:
Ordinary shares, 55,300,000 shares authorized; 13,839,400 and 15,076,900 shares issued and outstanding as of April 30, 2023 and 2024	50,000,000	50,000,000	328,192
Additional paid-in capital	2,210,480,581	2,210,480,581	14,509,226
Accumulated deficit	(1,929,755,834)	(2,039,921,446)	(13,389,704)
TOTAL SHAREHOLDERS’ EQUITY	330,724,747	220,559,135	1,447,714
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	575,565,839	380,153,967	2,495,266

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

Total revenue for the six months ended on October 31, 2024, increased by approximately JPY 170,039 thousand from approximately JPY 54,945 thousand in the same period in 2023 to approximately JPY 224,984 thousand.

Revenue from software and system development services increased by approximately JPY 212,888 thousand mainly due to the launch of the System Development Kit package for GLS, and revenue from consulting and solution services also increased by approximately JPY 6,016 thousand mainly due to collaborations with large Japanese corporations and increase in the associated consulting and solution services. On the other hand, revenue from sales of NFTs decreased by approximately JPY 48,865 thousand as there was a decrease in demand in the NFT market in the six-months ended October 31, 2024.

Cost of revenue increased by approximately JPY 88,846 thousand from approximately JPY 3,337 thousand in the same period in 2023 to approximately JPY 92,183 thousand, primarily due to the significant increase in revenue of JPY 170,039 thousand as described above.

Total operating expenses decreased by approximately JPY 37,395 thousand from approximately JPY 273,747 thousand in the same period in 2023 to approximately 236,352 thousand. The main reasons contributing to the decrease were the decrease in general and administrative expenses of approximately JPY 23,293 thousand and in research and development expenses of approximately JPY 23,239 thousand, partially offset by the increase in selling and marketing expenses of approximately JPY 10,753 thousand. The decrease in general and administrative expenses was primarily due to decreased recruiting and training expenses, outsourcing fees, and taxes and public dues (taxes and public charges). The decrease in research and development expenses was primarily because the Company was dedicated to the research and development of GLS in the six-months ended October 31, 2023, which was a strategic decision made by the Company’s management to contribute to its future business. On the other hand, the increase in selling and marketing expenses was primarily due to increased advertising and promotion expenses.

As of October 31, 2024, the Company had approximately JPY 243,979 thousand in cash and restricted cash and the total shareholder’s equity decreased by approximately JPY 110,166 thousand due to net loss for the six months ended October, 31, 2024 from approximately JPY 330,725 thousand as of April 30, 2024 to approximately JPY 220,559 thousand as of October 31, 2024.

About Earlyworks Co., Ltd.

Earlyworks Co., Ltd. is a Japanese company operating its proprietary private blockchain technology, GLS, to leverage blockchain technology in various applications in a wide range of industries. GLS is a hybrid blockchain that combines the technical advantages of blockchain and database technology. GLS features high-speed processing, which can reach 0.016 seconds per transaction, tamper-resistance, security, zero server downtime, and versatile applications. The applicability of GLS is verified in multiple domains, including real estate, advertisement, telecommunications, metaverse, and financial services. The Company’s mission is to keep updating GLS and make it an infrastructure in the coming Web3/metaverse-like data society.

Company　Name: Earlyworks Co., Ltd.
Location: 3F MR Building, 5-7-11 Ueno, Taito-ku, Tokyo
Representative: Seiya Kobayashi, CEO
Business Description: Development and provision of next-generation blockchain systems, including the proprietary GLS (Grid Ledger System), and blockchain-based system solutions
Establishment: May 2018
Website: https://e-arly.works/
For Media Inquiries:
Earlyworks Co., Ltd.
E-Mail: ew-ir@e-arly.works

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

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